2200 Ross Avenue, Suite 2200
Dallas, Texas 75201-6776
Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com
Gina E. Betts
Direct Telephone: 214-740-8515
Direct Fax: 214-740-8929
gbetts@lockelord.com
May 5, 2010
Via Facsimile and Edgar Filing
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Palm Harbor Homes, Inc. Registration Statement on Form S-3 Filed March 31, 2010 File No. 333-165816
Dear Ms. Long:
     We are in receipt of your comment letter dated April 16, 2010. Set forth below is a re-type of each of the Commission’s comments followed by each of Palm Harbor Homes, Inc.’s (the “Company”) responses.
Selling Shareholders, Page 3
1. Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received.
     The selling shareholders are officers in CountryPlace Mortgage, Ltd. the wholly-owned subsidiary of CountryPlace Acceptance Corporation, our wholly-owned subsidiary. They founded CountryPlace Acceptance Corporation and remained officers with CountryPlace Mortgage, Ltd. when we purchased the companies.
     The Company has revised the Selling Shareholders section to include the following paragraph:
(i)	On February 15, 2008, we entered into an agreement with the selling shareholders pursuant to which the selling shareholders exchanged 500,000 shares of CountryPlace Acceptance Corporation in return for cash and a promissory note. Pursuant to the agreement, we offered to issue, or
Atlanta, Austin, Boston, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, Washington DC

May 5, 2010

purchase on the open market for the benefit of the selling shareholders, 52,424 shares of our common stock if they remained in their management capacity with CountryPlace Acceptance Corporation through February 10, 2010. Since the February 15, 2008 agreement, CountryPlace Acceptance Corporation has been our wholly-owned subsidiary. CountryPlace Acceptance Corporation owns all of the interests in CountryPlace Mortgage, Ltd. Because the selling shareholders remained officers of our wholly-owned subsidiary throughout the term of the agreement, we issued 52,424 shares of our common stock to each of Messrs. Zeller and Aplin. Messrs. Zeller and Aplin advised the Company that at the time of receipt of the securities, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.
     If this disclosure is acceptable to the Commission, the Company will amend its Form S-3 to add the disclosure described above.
2. Please tell us with a view towards disclosure whether the selling shareholders purchased or received the securities to be resold in the ordinary course of business, and at the time of purchase or receipt of these securities, the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
     The selling shareholders received the securities to be resold in the transaction described in question 1 above, which is not in the ordinary course of business for the Company because it has never before engaged in such a transaction. Messrs. Alpin and Zeller advised the Company that at the time of receipt of these securities, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. This disclosure will be included in an amendment to the Form S-3.
Undertakings, page II-6
3. It does not appear that you are eligible to rely on the undertaking contained in Item 512(a)(5)(i) of Regulation S-K. Please advise or revise to provide the Item 512(a)(5)(ii) undertaking. Additionally, please remove any other undertakings that are not applicable to you in this offering, such as the undertakings included pursuant to Items 512(a)(6) and 512(i) of Regulation S-K.
     The Company will revise the undertakings to rely on the Item 512(a)(5)(ii) of Regulation S-K undertaking and to remove the undertakings included pursuant to Items 512(a)(6) and 512(i) of Regulation S-K.
Exhibit 5.1 — Legal Opinion
4. The legality opinion must opine on the laws of the state of organization. Please provide us with the supplemental confirmation of your legal counsel that in limiting its

May 5, 2010

opinion to the Florida Business Corporation Act (“FBCA”), counsel means all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and provisions of the Florida Constitution that affect the interpretation of the FBCA.
     Locke Lord Bissell & Liddell LLP will file a revised opinion as Exhibit 5.1, which opinion will clarify that it includes all statutes, applicable rules and regulations, judicial and regulatory determinations and the applicable provisions of the Florida Constitution.
Sincerely,
Gina E. Betts

cc:	Kelly Tacke (Palm Harbor Homes, Inc.)